UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 21, 2021

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Receipt of a Preliminary Audit Assessment

On May 21, 2021, Forward Pharma GmbH (“FP GmbH”), a subsidiary of Forward Pharma A/S (the “Company” and, collectively with FP GmbH, the “Group”), received a preliminary audit assessment from the German tax authorities in connection with FP GmbH’s 2017 German income tax filing (the “Preliminary Assessment”) that assesses the FP GmbH taxable income in 2017 to be 312 million EUR ($380 million based on the May 21, 2021 exchange rate).

The Company disagrees with the positions taken by the German tax authorities. FP GmbH currently has until June 25, 2021 to respond to the Preliminary Assessment after which a final audit report and assessment is expected to be issued by the German tax authorities. Additional taxes, if any, will not become due until the final tax assessment is received. Based on the Preliminary Assessment and subject to the Group’s ability to obtain relief from double taxation and other assumptions, it is estimated that the ultimate net impact of any tax levy by the German tax authorities on the Company’s liquidity could be up to 25 million EUR ($30 million based on the May 21, 2021 exchange rate.)

The Company’s management maintains its guidance that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional taxes to the German tax authorities upon the conclusion of a Mutual Agreement Procedure (“MAP”) and/or litigation against the German tax authorities. FP GmbH may be subject to significant tax levies that could have a material negative effect on FP GmbH and the Company’s consolidated financial position, operating results and cash holdings. FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy upon issuance by the German tax authorities.

For more information regarding the tax audits in Denmark and Germany and MAP proceedings, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and the consolidated financial statements included therein.

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of the Company’s assumptions underlying these forward-looking statements and include, among others, risks related to the following: the Company’s ability to defend its tax filing positions; the timing for receipt of a final audit report; the impact of bankruptcy proceedings on the Company and FP GmbH; the sufficiency of the Company’s cash resources; the estimated impact on the Company’s liquidity; the availability of relief to avoid double taxation; and the likelihood that FP GmbH will be required to pay additional taxes. Certain of these and other risk factors are identified and described in detail in certain of the Company’s filings with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: May 28, 2021	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer